

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 31, 2008

Via U.S. Mail

Deborah M. Fretz
President and Chief Executive Officer
Sunoco Logistics Partners L.P.
Mellon Bank Center
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

> **Re: Sunoco Logistics Partners L.P.**
> **Form 10-K**
> **Filed February 26, 2008**
> **File Number 1-31219**

Dear Ms. Fretz:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Off Balance Sheet Arrangements

1.   In a separately captioned section, disclose your off-balance sheet arrangements as required by Paragraph 4 of Item 303(a) of Regulation S-K.

Risk Factors, page 21

General

2.   In the introductory paragraph, you state that "[t]he risks below may not be the only risks we face." Please advise us as to whether all material risk factors have been included in this filing. In future filings, please revise the paragraph to clarify that you have included all known material risks in your discussion.

3.   We note that several of your risk factors contemplate hypothetical risks as opposed to known material risks. For example, the first risk factor states that you "may not be able to pay all applicable interest and principal obligations" and that you "may not be able to generate sufficient cash flow".   It is not clear whether this is a known risk or merely a hypothetical risk.   Revise the noted risk factor, and all other risk factors, to clarify the likelihood of the noted risk occurring and discuss any specific concerns that caused management to decide that the noted risk was a material risk factor.   For example, in the "Our operations are subject to operational hazards . . ." risk factor on page 24, discuss any actual losses due to operational hazards and unforeseen interruptions during the past year.

4.   Some of your risk factors contain language such as "there can be no assurance . . . ." The risk factors must discuss the nature of the specific risk, rather than your ability to provide assurance.   Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

Risks Related to Our Business, page 21

5.   For the "We depend upon Sunoco for a substantial portion . . .", "Sunoco's obligations to us . . .", "If Sunoco satisfies only its minimum . . .", and "If Sunoco underutilizes the Partnership's refined products . . ." risk factors, please specifically discuss the likelihood of Sunoco taking the actions contemplated.   Further, please quantify any threshold amounts whereby Sunoco's actions would materially and adversely your financial condition, results of operations, and/or cash flows.   For example, under the "We depend upon Sunoco for a substantial portion . . ." risk factor, revise the paragraph to quantify the decreased amount or percentage in total revenues, throughput transported on your pipelines, volumes of crude oil or refined products handled at your terminals, and crude oil purchased by Sunoco that would materially and adversely affect the Partnership.

Liquidity, page 43

6.   Please provide the information required by Paragraph 1 of Item 303(a) of Regulation S-K.   In light of the current economic and market trends and in order to

promote full disclosure to investors, expand your liquidity disclosure on pages 43 through 44 to address in greater detail how you consider known trends and demands, commitments and uncertainties, both internal and external, when evaluating your current liquidity position.

Quantitative and Qualitative Disclosures About Market Risk, page 58

7.   We note your disclosure regarding market risk. Please disclose, as applicable, your market risk using one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

Directors and Executive Officers of Sunoco Partners LLC (the General Partner), page 103

8.   Please provide the complete business experiences during the past five years of L. Wilson Berry, Jr., Stephen L. Cropper, and Gary W. Edwards as required by Item 401(e)(1) of Regulation S-K, including: (1) each person's principal occupations and employment; (2) the name and principal business of each corporation or organization in which such occupations and employment were carried on; and, (3) whether such corporations or organizations are your parent, subsidiary, or other affiliate.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

9.   We note the disclosure on page 105 which indicates that the Compensation Committee utilizes comparative market data on compensation practices and programs based on an analysis of peer and general industry competitors in making their compensation determinations. The identity of the entities that make up both the peer competitors and general industry competitors should be disclosed. Please confirm your agreement to provide such disclosure in all future filings where compensation discussion is required or appropriate.

10.   We further note that the compensation determination process involves the determination of a range of potential compensation for each employee subject to the compensation plan. Please confirm that in all future filings which include discussion of executive compensation, disclosure as to the applicable range of compensation considered for each executive be disclosed.

Non-Qualified Deferred Compensation Table

11.   Please provide, with a view towards disclosure in future filings, the information required by Items 402(i)(1) and (2) of Regulation S-K, or advise the staff as to why this disclosure is not required.

<u>Certain Relationships and Related Transactions, page 135</u>

12.   We note your disclosure regarding transactions with related parties. Please disclose the information required by Item 404 of Regulation S-K, or advise the staff as to why this disclosure is not required.

<u>Exhibit 31 -- Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002</u>

13.   The certifications of the CEO and CFO state "I . . . hereby certify that . . . ." rather than "I . . . certify that . . . ." In future filings, please remove the word "hereby" and ensure that the certifications are exactly as set forth under Item 601(b)(31) of Reg. S-K.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael E. Karney, at (202) 551-3847 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael Karney
        Tracey L. McNeil
        Tracie Towner